

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

March 20, 2017

<u>Via E-mail</u>
Jerry Tang
President and Chief Executive Officer
Natixis Commercial Mortgage Securities LLC
1251 Avenue of the Americas
New York, New York 10020

> **Re: Natixis Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed February 21, 2017**
> **File No. 333-216418**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of

a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Form of Prospectus

Prospectus Cover

3. We note your statement here that "[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates" and your placeholder to disclose information about interest rate swap counterparties, as applicable. However, your disclosure on page 41 states that "[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available." Please reconcile these statements.

Summary of Terms

Primary Servicer, page 26

4. Please revise your bracketed disclosure to indicate that you will identify and provide information about the roles for each affiliated primary servicer and each unaffiliated primary servicer that services 10% or more of the pool of assets as contemplated by Item 1108(a)(2) of Regulation AB. Please note that the 20% threshold in Item 1108(a)(3) applies to the additional disclosure required under Items 1108(b)-(e) of Regulation AB. See Item 1103(a)(1) and Item 1108(a) of Regulation AB.

Risk Factors, page 49

5. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

6. It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" on page 113. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 94

7. We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when

reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide the static pool information.

Sellers of the Mortgage Loans, page 143

8. We note your disclosure that "a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or multiple contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated." This suggests that loans that would not satisfy the definition of "commercial real estate loan" under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR or revise your disclosure to make clear that single-family rental loans will not be included in the asset pool.

9. We note that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Description of the Mortgage Pool

Delinquency Information, page 177

10. We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Additional Information, page 206

11. We note your bracketed disclosure stating that you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:
    - That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

- That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division's website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
- That each data point included in Form ABS-EE will conform to the definition of each item requirement.
- That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Transaction Parties

The Sponsors and Mortgage Loan Sellers, page 207

12. We note that the sponsors may elect to substitute a loan to cure a breach of a representation or warranty. Please revise your prospectus where appropriate to include a description of the Rule 193 review for assets that may be added to the pool and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

NREC's Underwriting Standards, page 210

13. We note your disclosure throughout the prospectus that the mortgage loans and whole loans will be originated *or acquired* by the mortgage loan sellers. Please revise your disclosure here, and throughout the prospectus as necessary, to include a description of the solicitation, credit-granting, or underwriting criteria used to purchase the pool assets and the extent to which such policies and criteria are or could be overridden. Please also make similar revisions, as necessary, to the disclosure under the heading "Natixis, New York Branch's Underwriting Standards" beginning on page 219. See Item 1111(a)(3) of Regulation AB.

Credit Risk Retention, page 236

14. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

15. Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

Description of the Certificates

Reports to Certificateholders; Certain Available Information, page 271

16. Please confirm and revise to clarify that the asset-level information required by Item 1125 of Regulation AB will be filed on Form ABS-EE at the same time as, and incorporated by reference into, the Form 10-D. Refer to Item 1111(h) of Regulation AB and General Instruction D.3(a) of Form 10-D. Please also tell us if the asset-level information will be included in the distribution statements provided to certificateholders.

Information Available Electronically, page 276

17. Please revise the list of "SEC EDGAR filings" to include the Form ABS-EE for offerings after the asset-level disclosure compliance date. Please also revise the disclosure in the section titled "Where You Can Find More Information" on page 464 to indicate that the Forms ABS-EE will be filed and available.

[Description of the Derivative Instrument], page 396

18. Please revise to indicate that the financial information required by Item 1115(b)(1) and Item 1115(b)(2) of Regulation AB regarding the swap counterparty will be included if the significance percentage is 10% or more but less than 20%, or 20% or more, as applicable.

Pending Legal Proceedings Involving Transaction Parties, page 419

19. Please revise your disclosure to indicate that you will provide disclosure about any material pending legal proceedings pertaining to the sponsors that may arise in the future. See Item 1117 of Regulation AB.

20. We are also unable to locate bracketed disclosure regarding any legal proceedings pending against the depositor, issuing entity, originators, and all servicers, aside from the master servicer, contemplated under Item 1108(a)(3) of Regulation AB. Please revise. See Item 1117 of Regulation AB.

Exhibits

21. Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3674 with any questions.

Sincerely,

/s/ Michelle Stasny

Michelle Stasny
Special Counsel
Office of Structured Finance

cc: Y. Jeffrey Rotblat, Esq., Cadwalader, Wickersham & Taft LLP
       Margaret Lam, Esq., Natixis Commercial Mortgage Securities LLC